UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Provisional Earnings in Consolidated Financial Statements Base

		Q1 2022	Q4 2021	Changes over Q4 2021(%)	Q1 2021	Changes over Q1 2021(%)
Revenue	Amount	21.3	21.4	-0.1%	16.1	32.8%
	Yearly Amount	21.3	76.4	—	16.1	32.8%
Operating Profit	Amount	2.3	2.4	-5.8%	1.6	43.9%
	Yearly Amount	2.3	9.3	—	1.6	43.9%
Profit before Income Tax	Amount	2.5	2.1	17.1%	1.6	57.7%
	Yearly Amount	2.5	9.4	—	1.6	57.7%
Profit	Amount	1.9	1.6	17.9%	1.1	67.5%
	Yearly Amount	1.9	7.2	—	1.1	67.5%
Profit Attributable to Owners of the Controlling Company	Amount	1.7	1.5	14.0%	1.0	66.0%
	Yearly Amount	1.7	6.6	—	1.0	66.0%

•	This disclosure is the addition of the previous filing regarding the provisional earnings of 1st quarter 2022 which was disclosed on April 15, 2022.

•

The above earnings information is composed based on K-IFRS (Korean International Financial ReportingStandards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

•

Due to the conversion to a holding company, dividend income was included in business performance and dividend income was reclassified from non-operating income to operating profit for comparative display.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: April 25, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President